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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and American Airlines Sign Contract for 15 E175s

São José dos Campos, Brazil, May 3, 2018 – Embraer and American Airlines Inc. signed a firm order for 15 E175 jets with a 76-seat configuration. The contract has a value of USD 705 million, based on current list prices, and will be included in Embraer’s 2018 second-quarter backlog. Deliveries will take place in 2019 between March and November.

Combined with the airline’s three previous orders for the E175, this new contract results in a total of 89 E175s for American Airlines. The most recent order took place in October 2017 for ten aircraft.

“We are thrilled that the E175 continues to be the right solution for American. This is American’s fourth order for the E175 since 2013 and their repeat order demonstrates how well the aircraft serves their business needs and the confidence they have in our platform,” said Charlie Hillis, Vice President, Sales & Marketing, North America, Embraer Commercial Aviation.

American Airlines selected Envoy, a wholly owned subsidiary of American Airlines Group, to operate the 15 aircraft, which will be configured with a total of 76 seats, being 12 in First Class and 64 in Main Cabin, including Main Cabin Extra seats.

Including this new contract, Embraer has sold more than 400 E175s to airlines in North America since January 2013, earning more than 80% of all orders in this 76-seat jet segment.

Since entering revenue service, the E-Jets family has received more than 1,800 orders and over 1,400 aircraft have been delivered. Today, E-Jets are flying in the fleet of 70 customers in 50 countries. The versatile 70 to 150-seat family is flying with low-cost airlines as well as with regional and mainline carriers.

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About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +33 (0)657120121 Tel.: +33 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +33 (0)657120121 Tel.: +33 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2018

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer